Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Delinquency rates on managed equipment financing loans and leases, managed real estate loans and leases and managed consumer financing receivables

•	GE Capital ending net investment (ENI), excluding cash and equivalents

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Delinquency Rates on Certain Financing Receivables

	At(a)
	September 30, 2010(b)		December 31, 2009		September 30, 2009

Equipment Financing
Managed	2.26%		2.81%		3.01%
Off-book	2.30		2.25		2.51
On-book	2.26		2.91		3.09

Real Estate
Managed	5.74		4.22		4.09
Off-book	(c	)	3.04		3.04
On-book	5.74		4.33		4.19

Consumer
Managed	8.34		8.85		8.82
U.S.	6.17		7.66		7.31
Non-U.S.	9.38		9.38		9.46

Off-book	(c	)	7.20		6.85
U.S.	(c	)	7.20		6.85
Non-U.S.	(c	)	(c	)	(c	)
On-book	8.34		9.13		9.15
U.S.	6.17		8.08		7.74
Non-U.S.	9.38		9.38		9.46

(a)	Excludes loans purchased at a discount (unless they have deteriorated post acquisition).
(b)	Subject to update.
(c)	Not applicable.

Delinquency rates on on-book equipment financing loans and leases decreased from December 31, 2009 and September 30, 2009, to September 30, 2010, as a result of improvements in the global economic and credit environment in which we operate.

Delinquency rates on Real Estate loans and leases increased from December 31, 2009 and September 30, 2009, to September 30, 2010, primarily because of continued challenging real estate market fundamentals, including reduced occupancy rates and rents and the effects of limited real estate market liquidity. The overall challenging economic environment may continue to lead to a higher level of delinquencies and provisions for financing receivables and could adversely affect results of operations at Real Estate.

The increase in on-book delinquencies for consumer financing receivables in the U.S. from September 30, 2009 to December 31, 2009, primarily reflects the continued rise of delinquencies across the U.S. credit card platforms. The decrease in on-book delinquencies for consumer financing receivables in the U.S. from December 31, 2009 to September 30, 2010, primarily reflects signs of stabilization in the U.S. portfolio.

The decrease in on-book delinquencies for consumer financing receivables outside of the U.S. from September 30, 2009 to December 31, 2009, primarily reflects improvements in our non-U.S. installment and revolving portfolios.

We believe that delinquency rates on managed financing receivables provide a useful perspective of our portfolio quality and are key indicators of financial performance. We use this non-GAAP financial measure because it provides information that enables management and investors to understand the underlying operational performance and trends of certain financing receivables and facilitates a comparison with the performance of our competitors. The same underwriting standards and ongoing risk monitoring are used for both on-book and off-book portfolios as the customer’s credit performance will affect both loans retained on the Condensed Statement of Financial Position and securitized loans. We believe that managed basis information is useful to management and investors, enabling them to understand both the credit risks associated with the loans reported on the Condensed Statement of Financial Position and our retained interests in securitized loans.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents

(In billions)	September 30, 2010

GECC total assets	$596.1
Less assets of discontinued operations	1.3
Less non-interest bearing liabilities	40.0

GE Capital ENI	554.8
Less cash and equivalents	65.4

GE Capital ENI, excluding cash and equivalents	$489.4

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.